Exhibit 99.1

OCTOBER 13, 2020 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES
PROVIDES WARRANT EXERCISE
INSTRUCTIONS

DESIGNATED NEWS RELEASE

Sandstorm Gold Ltd. (“Sandstorm Gold Royalties”, “Sandstorm” or the “Company”) (NYSE: SAND, TSX: SSL) is pleased to provide warrant exercise instructions for the Sandstorm warrants expiring on November 3, 2020 at 4:30 pm EST (the “Expiry Time”) having CUSIP 80013R164 (the “Warrants”). Each Warrant entitles the holder thereof to purchase one common share of Sandstorm (the “Common Shares”) at a price of US$4.00.

▶	EXERCISE INSTRUCTIONS – CERTIFICATED WARRANTS

Individuals who wish to exercise the Warrants into Common Shares may do so by submitting the following materials, which must be received by the warrant agent prior to the Expiry Time:

•	the original warrant certificate;
•	a completed and executed Subscription Form (found on the back of the warrant certificate);
•	the exercise funds, in US Dollars, made payable to Sandstorm Gold Ltd. in the form of a certified cheque, bank draft or money order;
•	any special or delivery instructions for the Common Shares on a cover letter.

The above materials must be sent to:
Sandstorm Gold Ltd.
c/o Computershare Trust Company of Canada (the "Warrant Agent")
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

▶	EXERCISE INSTRUCTIONS – WARRANTS HELD ELECTRONICALLY

Individuals holding the Warrants in electronic form must instruct their brokerage firm to inform CDS Clearing and Depository Services Inc. (“CDS”) of their intention to exercise the Warrants. Upon receiving the exercise request and the payment for the exercise price, CDS will arrange for the Warrant exercise with the Warrant Agent.

In all cases, individuals should make arrangements sufficiently in advance of the expiry date in order to ensure the required materials are received by the warrant agent prior to the Expiry Time.  Any Warrant with respect to which the required materials is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.  For additional details, refer to the warrant indenture between the Company and the Warrant Agent dated November 3, 2015, which is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

▶	NOTICE TO U.S. HOLDERS

The Common Shares issuable upon exercise of the Warrants by U.S. holders are registered under the U.S. Securities Act of 1933, as amended, in accordance with the U.S./Canada Multijurisdictional Disclosure System pursuant to a prospectus supplement dated October 13, 2020 (the “Prospectus Supplement”) to the registration statement on Form F-10 (File No. 333-237619) including a base prospectus (the “Registration Statement”), which was declared effective by the  United States Securities and Exchange Commission  (the “SEC”) on April 20, 2020.

Copies of the Prospectus Supplement and the Registration Statement are available at the Company’s profile on EDGAR at www.sec.gov and should all be carefully reviewed and considered by prospective investors in connection with any exercise of the Warrants for Common Shares. Copies of the Prospectus Supplement and the Registration Statement may also be obtained from Sandstorm Gold Ltd., Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 or by telephone at 604-628-1164, or by email at info@sandstormgold.com.

This news release is not an offer to sell or the solicitation of an offer to buy the Common Shares in the United States, and the issuance of Common Shares upon exercise of the Warrants in the United States is subject and pursuant to the Registration Statement and Prospectus Supplement which forms a part.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at www.sandstormgold.com or email us at info@sandstormgold.com.

ERFAN KAZEMI	KIM BERGEN
CHIEF FINANCIAL OFFICER	CAPITAL MARKETS
604 689 0234	604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 202 royalties, of which 24 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Sandstorm has been prepared in accordance with requirements and standards under securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by securities laws other than the requirements of US securities laws, they are not recognized by the SEC. Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Sandstorm; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit of production measures. As such, certain information contained in this document or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking statements include, but are not limited to, the future price of gold, the estimation of mineral reserves and resources, realization of mineral reserve estimates, and the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans”, or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm will operate in the future, including the price of gold and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity Sandstorm will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2019 and the section entitled “Risk Factors” contained in the Company’s annual information form dated March 30, 2020 available at www.sedar.com. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Sandstorm does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.